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Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
Filer's SEC File No.: 333-146050
Date: July 18, 2014

EXECUTION VERSION

        SUPPORT AGREEMENT, dated as of July 15, 2014 (this "Agreement"), by and among International Game Technology, a Nevada corporation (the "Company"), and the individuals and other parties listed on Schedule A attached hereto (each, a "Shareholder" and, collectively, the "Shareholders").

        WHEREAS GTECH S.p.A., , a joint stock company organized under the Laws of Italy ("Gold"), GTECH Corporation, a Delaware corporation, Georgia Worldwide Limited, a private limited company organized under the Laws of England and Wales ("Holdco"), Georgia Worldwide Corporation, a Nevada corporation and a wholly owned Subsidiary of Holdco, and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"); capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement;

        WHEREAS each Shareholder owns, beneficially or of record, and is entitled to vote (or cause to be voted) the number of Ordinary Shares, par value €1.00 per share, of Gold ("Ordinary Shares") set forth opposite such Shareholder's name on Schedule A attached hereto (such Ordinary Shares, together with any other shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Covered Gold Shares" of such Shareholder); and

        WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that each Shareholder enter into this Agreement, and the Shareholders desire to enter into this Agreement to induce the Company to enter into the Merger Agreement.

        NOW, THEREFORE, the parties hereto agree as follows:

        SECTION 1.01.    Representations and Warranties of Each Shareholder.    The Shareholders hereby, jointly and severally, represent and warrant to the Company as of the date hereof as follows:

          (a)    Organization.    In the case of any Shareholder that is a trust, such Shareholder is a trust duly formed and validly existing under the laws of its jurisdiction of formation, pursuant to a declaration of trust or similar trust formation document currently in effect and the person executing this Agreement on behalf of such Shareholder is the trustee of such Shareholder or is otherwise authorized to act on behalf of such Shareholder. In the case of any Shareholder that is not a natural person or a trust, such Shareholder is duly organized and is validly existing and in good standing under the laws of its jurisdiction of formation.

          (b)    Authority; Execution and Delivery.    Each Shareholder has all requisite power and authority (including, in the case of any Shareholder that is a trust, the requisite power under its trust documents and, in the case of any Shareholder that is a partnership, foundation or other entity, the requisite power under its governing documents), and, in the case of any Shareholder that is a natural person, is competent, to execute and deliver this Agreement, to consummate the transactions contemplated hereby to be undertaken by such Shareholder and to comply with the provisions of this Agreement. If such Shareholder is not a natural person, the execution and delivery by such Shareholder of this Agreement, consummation of the transactions contemplated hereby to be undertaken by such Shareholder and compliance with the provisions of this Agreement have been duly authorized by all necessary action on the part of such Shareholder (including, in the case of any Shareholder that is a trust, all necessary approvals of this Agreement by any trustee and any beneficiary of such Shareholder and, in the case of any Shareholder that is a partnership or a foundation, all necessary approvals of this Agreement by any partner or under its governing documents), and no other action or proceeding on the part of such Shareholder (including, in the case of any Shareholder that is a trust, on the part of any trustee or beneficiary of such Shareholder and, in the case of any Shareholder that is a partnership or a foundation, on the part of any partner or under its governing documents) is necessary to authorize this Agreement or to consummate the transactions contemplated hereby to be undertaken by such Shareholder. Each Shareholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

          (c)    Enforceability.    The execution and delivery by each Shareholder of this Agreement do not, and the consummation of the transactions to be undertaken by such Shareholder contemplated hereby (alone or in combination with any other event) and compliance with the terms hereof will not, conflict with, or result in any violation or breach of, or a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any indebtedness or shares, voting securities or other equity interests or any loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of such Shareholder (including the Covered Gold Shares) under, any provision of (i) its organizational documents, if applicable, (ii) any Contract to which such Shareholder is a party or any of the properties or assets of such Shareholder is subject or (iii) subject to the governmental filings and other matters referred to in the immediately following sentence, any (A) statute, law, ordinance, rule or regulation applicable to such Shareholder or the properties or other assets of such Shareholder (including the Covered Gold Shares) or (B) order, writ, injunction, decree, judgment or stipulation, in each case applicable to such Shareholder or the properties or other assets of such Shareholder (including the Covered Gold Shares). No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to be undertaken by such Shareholder (alone or in combination with any other event) or the compliance by such Shareholder with the provisions of this Agreement, save for the mandatory publication and filings required by the law with respect to shareholders' agreements regarding issuers of shares listed on MSE.

          (d)    The Covered Gold Shares.    Each Shareholder is the record and beneficial owner of, or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Covered Gold Shares set forth opposite his, her or its name on Schedule A attached hereto, free and clear of any Liens. Other than the Covered Gold Shares set forth opposite his, her or its name on Schedule A attached hereto, each Shareholder does not own, of record or beneficially, (i) any shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries, (ii) any securities of Gold or any of its Subsidiaries convertible into or exchangeable or exercisable for shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from Gold or any of its Subsidiaries any shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries or (iv) any rights issued by, or other obligations of, Gold or any of its Subsidiaries that are linked in any way to the price of any shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries, the value of Gold or any of its Subsidiaries or any part of Gold or any of its Subsidiaries or any dividends or other distributions declared or paid on any shares or voting securities of, or other equity interests in, Gold or any of its Subsidiaries. Each Shareholder has the sole right to vote (or cause to be voted) such Covered Gold Shares or shares power to vote (or cause to be voted) solely with one or more

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  other Shareholders with respect to the Covered Gold Shares denoted on Schedule A attached hereto and none of such Covered Gold Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Covered Gold Shares, except as contemplated by this Agreement.

        SECTION 1.02.    Representations and Warranties of the Company.    The Company hereby represents and warrants to the Shareholders as follows:

          (a)    Authority; Execution and Delivery.    The Company has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions of this Agreement. The execution and delivery by the Company of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no other action or proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by each of the Shareholders, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          (b)    Enforceability.    The execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby (alone or in combination with any other event) and compliance with the terms hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any indebtedness or shares, voting securities or other equity interests or any loss of a benefit under, or result in the creation of any Lien upon any of the properties or other assets of the Company under, any provision of (i) its organizational documents, (ii) any Contract to which the Company is a party or any of the properties or assets of the Company is subject or (iii) subject to the governmental filings and other matters referred to in the immediately following sentence, any statute, law, ordinance, rule or regulation or order, writ, injunction, decree, judgment or stipulation applicable to the Company or the properties or other assets of the Company. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        SECTION 1.03.    Pre-Closing Covenants of Each Shareholder.    Prior to the Holdco Merger Effective Time, the Shareholders, jointly and severally, covenant and agree as follows:

          (a)   At any meeting of the shareholders of Gold called to seek the Gold Shareholder Approval or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, the Mergers or any other transaction contemplated by the Merger Agreement is sought, each Shareholder shall vote (or cause to be voted) all of the Covered Gold Shares of such Shareholder in favor of granting the Gold Shareholder Approval and any other actions presented to shareholders of Gold that are necessary and desirable in furtherance of the Mergers, the Gold Shareholder Approval or any other transactions contemplated by the Merger Agreement.

          (b)   At any meeting of shareholders of Gold or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, each Shareholder shall vote (or cause to be voted) the Covered Gold Shares against (and shall not otherwise Transfer (as defined below) any Covered Gold Shares with respect to) (i) any Gold Competing Proposal or any action which is a component of any Gold Competing Proposal and (ii) any amendment of the Gold Charter or Gold Bylaws or other proposal or transaction involving Gold or any Subsidiary,

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  which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Gold Ordinary Shares. Such Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

          (c)   Each Shareholder hereby agrees that, in the event (i) of any share dividend, share split, recapitalization, reclassification, combination or exchange of shares or other equity interests or voting securities of Gold of, or affecting, the Covered Gold Shares, (ii) that such Shareholder purchases or otherwise acquires beneficial ownership of or an interest in any shares or other equity interests or voting securities of Gold after the execution of this Agreement (including by conversion, exercise or exchange) or (iii) that such Shareholder voluntarily acquires the right to vote or share in the voting of any shares or other equity interests or voting securities of Gold other than the Covered Gold Shares (collectively, the "New Shares"), such New Shares acquired or purchased by such Shareholder shall be subject to the terms of this Agreement, including the representations and warranties set forth in Section 1.01 and the covenants set forth in Section 1.03, and shall constitute Covered Gold Shares to the same extent as if those New Shares were owned by such Shareholder on the date of this Agreement.

          (d)   Except pursuant to this Agreement, prior to the Holdco Merger Effective Time, each Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift), hedge or utilize a derivative to transfer the economic interest in (collectively, "Transfer"), or enter into any Contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any Covered Gold Shares to any person other than pursuant to the Mergers, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Covered Gold Shares, (iii) take any other action that would make any representation or warranty of such Shareholder herein untrue or incorrect or would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby or (iv) commit or agree to take any of the foregoing actions, if, in the case of (i) - (iv) such action would have the effect of reducing the number of Ordinary Shares or Covered Gold Shares subject to the obligations set forth in Section 1.03 or otherwise preventing such Shareholder from complying with its obligations pursuant to this Section 1.03 (determined as if such Shareholder had not taken such action). Each Shareholder shall remain responsible for the obligations of such Shareholder set forth in this Section 1.03 despite any such action.

          (e)   Each Shareholder shall, and shall direct its directors, officers, investment bankers, financial advisors, counsel and other representatives to (i) cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Gold Competing Proposal and (ii) from the execution of this Agreement until the Effective Times, not (A) initiate, solicit or knowingly encourage the submission of any Gold Competing Proposal, (B) furnish any non-public information regarding Gold or any Gold Subsidiary to any third person in connection with or in response to a Gold Competing Proposal or (C) participate in any discussions or negotiations with respect to any Gold Competing Proposal. Each Shareholder shall promptly advise the Company of any Gold Competing Proposal of which it becomes aware, provide to the Company a reasonably detailed summary of the material terms and conditions of such Gold Competing Proposal and keep the Company reasonably informed of any material change to the material terms or conditions of any such Gold Competing Proposal (including the identity of any person making such Gold Competing Proposal).

          (f)    Each Shareholder shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, in each case solely to the extent under such Shareholder's reasonable control and in its capacity as a Shareholder, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the

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  most expeditious manner practicable, the Mergers and the other transactions contemplated by the Merger Agreement. Such Shareholder shall consult with the Company before issuing, and give the Company the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement, including the Mergers, and shall not issue any such press release or make any such public statement prior to such consultation, except as required by applicable Law. Each Shareholder hereby agrees to permit the Company and Gold to publish and disclose in the Registration Statement, the Proxy Statement (including all documents and schedules filed with the SEC), the Information Document and in any press release or other disclosure document which the Company or Gold reasonably determines to be necessary or desirable to comply with all applicable Laws or the rules and regulations of the NYSE, the CONSOB or the MSE in connection with the Mergers and any transactions related thereto, the Shareholder's identity and ownership of the Covered Gold Shares and the nature of the Shareholder's commitments, arrangements and understandings under this Agreement and a copy of this Agreement.

          (g)    No Acquisitions of Gold Rescission Shares.    The Shareholders shall not acquire, directly or indirectly, any Gold Rescission Shares (provided that purchases of Gold Rescission Shares by Gold shall not be deemed to be an indirect acquisition of Gold Rescission Shares by the Shareholders for purposes of this Section 1.03(g)).

        SECTION 1.04.    Termination.    The Shareholders' obligations under Section 1.03 of this Agreement shall terminate upon the earlier of (i) the Holdco Merger Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) any amendment to the Merger Agreement that (x) increases the Company Merger Consideration or (y) modifies, in a manner material and adverse to the Shareholders, the rights associated with the Special Voting Shares, in the case of each of clauses (x) and (y), without the prior written consent of the Shareholders, other than with respect to the liability of any party for breach hereof prior to such termination.

        SECTION 1.05.    Additional Matters.    Each Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

        SECTION 1.06.    General Provisions.

          (a)    Amendment.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          (b)    Notice.    All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when faxed or emailed (which is confirmed by copy sent within one Business Day by a reputable overnight courier service) to a party at its address set forth on Schedule A attached hereto (or at such other address for a party as shall be specified by like notice).

          (c)    Interpretation.    Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. As used in this Agreement, the words "include" and "including," and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation." Except as otherwise indicated, all references in this Agreement to "Sections," and "Schedules" are intended to refer to Sections of this Agreement and the Schedules to this

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  Agreement. Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive. The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (d)    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          (e)    Counterparts.    This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

          (f)    Entire Agreement; No Third-Party Beneficiaries.    This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

          (g)    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware (except with respect to such matters as to which the application of the Laws of England and Wales or Italy is mandatory, in which case, this Agreement shall be governed by, and construed in accordance with, such Laws) without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any state or federal court in Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the Shareholders each irrevocably agree that any equitable action or proceeding, including the seeking of specific performance, and damages claims in connection with such equitable action or proceeding may be brought by the Company, in its discretion, in any Delaware state or federal court, any court of England or any court of Italy. Subject to the preceding sentence, each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement

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  or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          (h)    WAIVER OF JURY TRIAL.    EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 1.06.

          (i)    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

          (j)    Specific Enforcement.    The Shareholders agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the Company shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signatures are on the following pages]

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        IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

International Game Technology
By:	/s/ PATTI S. HART
	Name:	Patti S. Hart
	Title:	Chief Executive Officer

De Agostini S.p.A.
By:	/s/ LORENZO PELLICIOLI
	Name:	Lorenzo Pellicioli
	Title:	Chief Executive Officer
DeA Partecipazioni S.p.A.
By:	/s/ PAOLO CERETTI
	Name:	Paolo Ceretti
	Title:	CEO

 SCHEDULE A

Name and Address of Shareholder	Number of Gold Ordinary Shares Owned
De Agostini S.p.A.	92,556,318
DeA Partecipazioni S.p.A.	10,073,006

        All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service or (c) when faxed or emailed (which is confirmed by copy sent within one (1) Business Day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to either Shareholder:

      De Agostini S.p.A.
      Via G. da Verrazano 15
      28100 Novara—Italy
      Fax: +39 0321 424681
      Attention:    Paolo Ceretti

      DeA Partecipazioni S.p.A.
      Via G. da Verrazano 15
      28100 Novara—Italy
      Fax: +39 0321 424681
      Attention:    Paolo Ceretti

    with a copy to (for information purposes only):

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019
      Fax: (212) 403-2000
      Attention:    Andrew R. Brownstein, Esq.
                            Benjamin M. Roth, Esq.

      Lombardi Molinari Segni
      Via del Plebiscito, 102 - 00186 Roma
      Italy
      Fax: +39 02.89.622.333
      Attention:    Antonio Segni

    If to the Company:

      International Game Technology
      6355 South Buffalo Drive
      Las Vegas, Nevada 89113
      Fax: 702-669-7904
      Attention:    General Counsel and Secretary

    with copies to (for information purposes only):

      Sidley Austin LLP
      One South Dearborn Street
      Chicago, Illinois 60603
      Fax: (312) 853-7036
      Attention:    Thomas A. Cole
                            Paul L. Choi
                            Gary D. Gerstman
                            Thomas M. Thesing

      and to:

      Allen & Overy LLP
      1221 Avenue of the Americas
      New York, New York 10020
      Fax: (212) 610-6399
      Attention:    Dave Lewis

Important Information for Investors and Shareholders

        This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the "proxy statement/prospectus"). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

        Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the "CONSOB Regulation"), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

        The merger agreement providing for the GTECH-NewCo merger—which exceeds the thresholds for "significant transactions" pursuant to the Regulation—was approved unanimously by the GTECH board of directors.

        The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the "Disposizioni in materia di operazioni con parti correlate" ("Procedures for transactions with related parties") adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

        IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT's directors and executive officers is contained in IGT's

Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward Looking Statements

        This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties' control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties' critical accounting estimates and legal proceedings; and the parties' international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in IGT's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the "SEC") and those described in GTECH's annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

CONTACTS:
Sard Verbinnen & Co.
Stephanie Pillersdorf/Margaret Popper/Carissa Felger
212-687-8080

GTECH S.p.A
Simone Cantagallo
T. (+39) 06 51899030

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  Filed by GTECH S.p.A. pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 under the Securities and Exchange Act Subject Company: GTECH S.p.A.; International Game Technology Filer's SEC File No.: 333-146050 Date: July 18, 2014
  EXECUTION VERSION
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